FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 28, 2019
Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

Index

1.	Cellcom Israel Announces First Quarter 2019 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Condensed Consolidated Interim Financial Statements as at March 31, 2019 (Unaudited)

CELLCOM ISRAEL ANNOUNCES
FIRST QUARTER 2019 RESULTS
------------------------

Cellcom Israel concludes the first quarter of 2019 with a loss of NIS 163 million.
The Adjusted EBITDA1 increased by approximately 20% compared to the corresponding quarter, to NIS 2243 million.
Free cash flow totaled NIS 46 million compared to NIS 7 million in the previous quarter

----

First Quarter 2019 Highlights (compared to first quarter of 2018):

▪	Total Revenues totaled NIS 928 million ($256 million) compared to NIS 933 million ($257 million) in the first quarter last year, a decrease of 0.5%

▪	Service revenues totaled NIS 678 million ($187 million) compared to NIS 701 million ($193 million) in the first quarter last year, a decrease of .3.3%

▪	Operating income totaled NIS 9 million ($2 million) compared to NIS 52[2] million ($14 million) in the first quarter last year, a decrease of 82.7%

▪	Loss totaled NIS 16 million ($4 million) compared to net income of NIS 7 million ($2 million) in the first quarter last year[3].

▪	Adjusted EBITDA[1] totaled NIS 224[3] million ($62 million) compared to NIS 187[2] million ($51 million) in the first quarter last year, an increase of 19.8%[3]

▪	Net cash flow from operating activities totaled NIS 303 million ($84 million) compared to NIS 230 million ($63 million) in the first quarter last year, an increase of 31.7%[3]

▪	Free cash flow[1] totaled NIS 46 million ($13 million) compared to NIS 84 million ($23 million) in the first quarter last year, a decrease of 45.2%

1 Please see "Use of Non-IFRS financial measures" section in this press release.
2 Reclassified –Adjusted EBITDA before reclassification totaled NIS 180 million. Please see "Voluntary change in accounting policy" section in this press release.
3 As of  January 1, 2019 the Company is applying International Financial Reporting Standard IFRS 16, Leases. The effects of applying the standard in the first quarter of 2019 amounted to an increase of NIS 63 million in Adjusted EBITDA, an increase of NIS 74 million in Cash flows from operating activities and an increase of NIS 4 million in the loss .

Nir Sztern, the Company's Chief Executive Officer, referred to the results of the first quarter of 2019:

"Alongside with the success of our strategy to expand our activities in the fixed-line segment, the intensity of the competition in the cellular segment continues to have a negative impact on the results of this segment.

We ended the current quarter with a loss of NIS 16 million, compared to a loss of NIS 35 million in the previous quarter. Adjusted EBITDA for the quarter increased by approximately 20% compared to the same quarter last year, from NIS 1872 million to NIS 2243 million.

In this quarter, we recorded an increase in end-user equipment revenues, with an increase of 8% compared to the corresponding quarter last year, to NIS 250 million, which is mainly due to an increase in sales of end-user equipment in the fixed-line segment.

We continue the rapid deployment of Cellcom's independent fiber optic infrastructure in residential areas and expect the completion of the transaction for the sale of that fiber infrastructure to IBC, in the coming months (subject to the parties entering into a definitive agreement), together with the investment in IBC (subject to its approval), will contribute significantly to the results of the Company's operations and make a positive improvement to its free cash flow.

The rapid deployment rate will enable more than 750 thousand households to be within fiber network coverage by the end of 2022, with connection to a high-speed quality Internet infrastructure.

Recently, we announced the signing of an agreement with Netflix, the world's leading entertainment service, to distribute their service through direct access by Cellcom tv, including through an advanced based Android TV 4K set-top box.

Netflix's rich catalog joins Cellcom's vast content offering, which today already includes hundreds of series and films of the leading studios and the full HBO catalog.

During the first quarter, the Company's subscriber base in the television field grew by approximately 8,000 households, most of them customers of our excellent service packages, Triple and Quattro.

Recently we announced the signing of a collective agreement with the employees union and the Histadrut, for the years 2019-2020. The agreement we signed is based on an innovative and unique model that takes care of employees' welfare and directly links the success of the Company to the compensation of its employees. This agreement is expected to reduce the Company's expenses compared to the expenses under the previous agreement, and to have a positive cumulative effect of approximately NIS 54 million on the Company's Adjusted EBITDA for the years 2019-2020 compared with the previous collective agreement."

Shlomi Fruhling, the Company's Chief Financial Officer, said:

"The Company's revenues from services in the first quarter of 2019 amounted to NIS 678 million, similar to that of the previous quarter. In the fixed-line segment, the Company recorded continued growth, which was offset by a reduction in revenues from cellular services as a result of seasonality and the increased competition in the market.

In the first quarter of 2019, the Company began reporting in accordance with IFRS 16. The main effect of the implementation of the standard, is the transition from recognition of lease payments as an operating expense to recognition of these expenses as assets, and the recording of depreciation expenses in respect thereof. The effect of the standard on the adjusted EBITDA in the first quarter is an addition of NIS 63 million.

We continue with our efforts to reduce the Company's expenses. In May, a collective agreement was signed between the Company and the employees' union and the Histadrut, which relates to the years 2019 and 2020, in which the cumulative contribution to Adjusted EBITDA to the Company, compared with the collective agreement of 2018 is NIS 54 million. As part of the agreement, eligible employees will be granted options and restricted share units at a total value of NIS 14 million, which they will be able to exercise on fixed dates over a 4 year period, and restricted share units to the employees' non-profit organization at a value of NIS 5 million.

Adjusted EBITDA in the quarter amounted to NIS 224 million and included an addition of NIS 63 million in respect of the initial implementation of IFRS 16, as compared with Adjusted EBITDA in the previous quarter of NIS 1702 million.

Free cash flow for the first quarter of 2019 amounted to NIS 46 million, compared to NIS 7 million in the previous quarter. The improvement in free cash flow was mainly due to a decrease in payments for equipment.

The Company's Board of Directors decided not to distribute dividends in respect of the results of the first quarter of 2019, in view of the continued intensified competition in the market and its negative impact on the Company's operating results and in order to continue to strengthen the Company's balance sheet. The Board of Directors will review its decision in accordance with the development of market conditions, while taking into account the Company's needs."

Netanya, Israel – May 28, 2019 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group") announced today its financial results for the first quarter of 2019.

The Company reported that revenues for the first quarter of 2019 totaled NIS 928 million ($256 million); Adjusted EBITDA for the first quarter of 2019 totaled NIS 224 million ($62 million), or 24.1% of total revenues; loss for the first quarter of 2019 totaled NIS 16 million ($4 million). Basic loss per share for the first quarter of 2019 totaled NIS 0.14 ($0.04).

Main Consolidated Financial Results:

	Q1/2019	Q1/2018	Change%	Q1/2019	Q1/2018
	NIS million			US$ million (convenience translation)
Total revenues	928	933	(0.5)%	256	257
Operating Income	9	52	(82.7)%	2	14
Net Income (Loss)	(16)[3]	7	N/A	(4)	2
Free cash flow	46	84	(45.2)%	13	23
Adjusted EBITDA	224[3]	187[2]	19.8%	62	51
Adjusted EBITDA, as percent of total revenues	24.1%	20.0%	20.5%

Main Financial Data by Operating Segments:

	Cellular (*)			Fixed-line (**)			Consolidation adjustments (***)		Consolidated results
NIS million	Q1'19	Q1'18	Change %	Q1'19	Q1'18	Change %	Q1'19	Q1'18	Q1'19	Q1'18	Change %
Total revenues	562	630	(10.8)%	409	343	19.2%	(43)	(40)	928	933	(0.5)%
Service revenues	404	437	(7.6)%	317	304	4.3%	(43)	(40)	678	701	(3.3)%
Equipment revenues	158	193	(18.1)%	92	39	135.9%	-	-	250	232	7.8%
Adjusted EBITDA	146	119[2]	22.7%	78	68	14.7%	-	-	224	187[2]	19.8%
Adjusted EBITDA, as percent of total revenues	26.0%	18.9%	37.6%	19.1%	19.8%	(3.5)%			24.1%	20%	20.5%

 (*)       The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)
The segment includes landline telephony services, internet infrastructure and connectivity services, television services,   transmission services, end user fixed-line equipment and supplemental services.

(***)   Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (first quarter of 2019 compared to first quarter of 2018):

Revenues for the first quarter of 2019 decreased 0.5% totaling NIS 928 million ($256 million), compared to NIS 933 million ($257 million) in the first quarter last year. The decrease in revenues is attributed to a 3.3% decrease in service revenues, which was partially offset by a 7.8% increase in equipment revenues.

Service revenues in the first quarter of 2019 totaled NIS 678 million ($187 million), a 3.3% decrease compared to NIS 701 million ($193 million) in the first quarter last year.

Service revenues in the cellular segment totaled NIS 404 million ($111 million) in the first quarter of 2019, a 7.6% decrease compared to NIS 437 million ($120 million) in the first quarter last year. This decrease resulted mainly from the ongoing erosion in the price of these services as a result of the competition in the cellular market.

Service revenues in the fixed-line segment totaled NIS 317 million ($87 million) in the first quarter of 2019, a 4.3% increase compared to NIS 304 million ($84 million) in the first quarter last year. This increase resulted mainly from an increase in revenues from internet and TV services.

Equipment revenues totaled NIS 250 million ($69 million) in the first quarter of 2019, a 7.8% increase compared to NIS 232 million ($64 million) in the first quarter last year. The increase resulted mainly from an increase in the amount of end user equipment sold in the fixed-line segment which was partially offset by a decrease in the amount of end user equipment sold in the cellular segment.

Cost of revenues totaled NIS 695 million ($191 million) in the first quarter of 2019, a 4.5% increase compared to NIS 665 million ($183 million) in the first quarter last year. The increase in cost of revenues resulted mainly from an increase in cost of equipment caused mainly by an increase in the quantity of end user equipment sold in the fixed-line segment. This increase was partially offset by a decrease in costs of end user equipment sold in cellular segment and from an increase in costs of TV services content and in costs related to internet services in the fixed-line segment.

Gross profit for the first quarter of 2019 totaled NIS 233 million ($65 million), a 13.1% decrease compared to NIS 268 million ($74 million) in the first quarter of 2018. Gross profit margin for the first quarter of 2019 amounted to 25.1%, down from 28.7% in the first quarter of 2018.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the first quarter of 2019 increased 2.7% to NIS 229 million ($64 million), compared to NIS 223 million ($61 million) in the first quarter of 2018. This increase is primarily a result of an increase in amortization expenses of salaries and commissions expenses, which were capitalized as part of the customer acquisition costs, according to International Financial Reporting Standard 15 (IFRS 15). This increase was partially offset by a decrease in doubtful accounts expenses and welfare expenses.

Operating income for the first quarter of 2019 decreased 82.7% to NIS 9 million ($2 million) from NIS 52 million ($14 million) in the first quarter of 2018.

Adjusted EBITDA for the first quarter of 2019 increased 19.8% to NIS 224 million ($62 million), compared to NIS 1872 million ($51 million) in the first quarter of 2018. Adjusted EBITDA as a percent of revenues for the first quarter of 2019 totaled 24.1%, up from 20.0% in the first quarter of 2018. The increase in Adjusted EBITDA is attributed to a 22.7% increase in the cellular segment Adjusted EBITDA, and a 14.7% increase in the fixed-line segment Adjusted EBITDA. The increase in Adjusted EBITDA resulted mainly from decrease in rent expenses in a total amount of NIS 63 million which were recognized as a right-of-use asset as a result of the initial implementation of IFRS 16 as of 1 January, 2019.

Cellular segment Adjusted EBITDA for the first quarter of 2019 totaled NIS 146 million ($40 million), compared to NIS 1192 million ($33 million) in the first quarter last year, an increase of 22.7%, which resulted mainly from a decrease in rent expenses in a total amount of NIS 56 million which were recognized as a right-of-use asset as a result of the initial implementation of IFRS 16 as of 1 January, 2019. This increase was partially offset by a decrease in revenues from services, which resulted mainly from ongoing erosion in the price of these services as a result of the competition in the cellular market.

Fixed-line segment Adjusted EBITDA for the first quarter of 2019 totaled NIS 78 million ($21 million), compared to NIS 68 million ($19 million) in the first quarter last year, a 14.7% increase, which resulted mainly from a decrease in rent expenses in a total amount of NIS 7 million which were recognized as a right-of-use asset as a result of the initial implementation of IFRS 16 as of 1 January, 2019 and an increase in the amount of end user equipment sold in the fixed-line segment.

Financing expenses, net for the first quarter of 2019 decreased by 32.5% and totaled NIS 27 million ($7 million), compared to NIS 402 million ($11 million) in the first quarter of 2018. The decrease resulted mainly from profits in the Company's tradable investment portfolio due to a rise in the securities market in the first quarter of 2019. This decrease was partially offset by an increase in financing expenses as a result of the initial implementation of IFRS 16 as of 1 January, 2019.

Loss for the first quarter of 2019 totaled NIS 163 million ($4 million), compared to net income of NIS 7 million ($2 million) in the first quarter of 2018.

Basic loss per share for the first quarter of 2019 totaled NIS 0.14 ($0.04), compared to basic earnings per share of NIS 0.08 ($0.02) in the first quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	Q1/2019	Q1/2018	Change (%)
Cellular subscribers at the end of period (in thousands)	2,853	2,822	1.1%
Churn Rate for cellular subscribers (in %)	11.0%	9.5%	15.8%
Monthly cellular ARPU (in NIS)	47.2	51.8	(8.9)%

Cellular subscriber base - at the end of the first quarter of 2019 the Company had approximately 2.853 million cellular subscribers. During the first quarter of 2019 the Company's cellular subscriber base increased by approximately 2 thousand net cellular subscribers.

Cellular Churn Rate for the first quarter of 2019 totaled to 11.0%, compared to 9.5% in the first quarter last year.

The monthly cellular Average Revenue per User ("ARPU") for the first quarter of 2019 totaled NIS 47.2 ($13.0), compared to NIS 51.8 ($14.3) in the first quarter last year. The decrease in ARPU resulted mainly from the ongoing erosion in the prices of cellular services.

Main Performance Indicators - Fixed-line segment:

	Q1/2019	Q1/2018	Change (%)
Internet infrastructure field - subscribers (households) at the end of period (in thousands)	278	235	18.3%
TV field - subscribers (households) at the end of period (in thousands)	227	184	23.4%

In the first quarter of 2019, the Company's subscriber base in the internet infrastructure field increased by approximately 9 thousand net households, and the Company's subscriber base in the TV field increased by approximately 8 thousand net households.

Financing and Investment Review

Cash Flow

Free cash flow for the first quarter of 2019, totaled NIS 46 million ($13 million), compared to NIS 84 million ($23 million) in the first quarter of 2018, a 45.2% decrease. The decrease in free cash flow, resulted mainly from a decrease in receipts from customers due to a decrease in company's revenues from services and end user equipment, and higher cash capital expenditures in fixed assets mainly from fiber-optic network deployment. This decrease was partially offset by decrease in payments to end user equipment suppliers.

Total Equity

Total Equity as of March 31, 2019 amounted to NIS 1,661 million ($457 million) primarily consisting of undistributed accumulated retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets and others

During the first quarter of 2019, the Company invested NIS 184 million ($51 million) in fixed assets and intangible assets and others (including, among others, investments in the Company's communications networks, fiber-optic network, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of IFRS 15), compared to NIS 146 million ($40 million) in the first quarter 2018.

Dividend

On May 27, 2019, the Company's Board of Directors decided not to declare a cash dividend for the first quarter of 2019. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a cash dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2018 on Form 20-F dated March 18, 2019, or the 2018 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures, Material Loans and Financial Liabilities

For information regarding the Company's outstanding debentures as of March 31, 2019, see "Disclosure for Debenture Holders" section in this press release.

In accordance with the company's deferred loan agreement with an Israeli bank from June 2017, in March 2019, the loan in an amount of NIS 150 million was provided to the Company.

For information regarding the Company's material loans as of March 31, 2019, see "Aggregation of the Information regarding the Company's Material Loans" section in this press release.

For a summary of the Company's financial liabilities as of March 31, 2019, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the first quarter of 2019 and subsequent to the end of the reporting period

Collective Employment Agreement

In May 2019, following the previously announced labor dispute in the Company relating to the Company's intention to take streamlining measures and negotiations of a new collective employment agreement, the Company, the employees' representatives and the Histadrut, the union representing the Company's employees, entered a collective employment agreement, or the New Agreement, amending its collective employment agreement (for the years 2018-2020) entered in 2018, or the 2018 Agreement, under which: salary increase for 2019 will be annulled; the salary increase for 2020 will be postponed for at least 15 months and until a certain condition is met; the employees' welfare budget will be reduced; and the Company will grant entitled employees options and RSUs and RSUs to a non-profit organization for the employees, subject to all approvals and procedures required by law. The New Agreement further includes certain arrangements relating to the Company and employees' representatives relations and also includes the termination of the previously announced labor dispute. The New Agreement is expected to decrease the Company's costs related to the New Agreement, in comparison with the Company's costs related to the 2018 Agreement and is expected to have an accumulated positive effect (which effect does not take into account the non-cash expense the Company will incur for the equity grants) of approximately NIS 54 million on the Company's Adjusted EBITDA for the duration of the Agreement (2019–2020), in comparison with the effect that the 2018 Agreement was expected to have on the Company's Adjusted EBITDA for 2019 - 2020. Said forward-looking statements, relating to the potential benefits from the new collective employment agreement on the company's Adjusted EBITDA, are subject to uncertainties and assumptions about future employment developments and the Israeli telecommunication regulation and market condition.

For additional details see the Company's 2018 Annual Report under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation" and Item 6. Directors, senior management and employees – D. Employees".

Share Incentive Plan

In May 2019, the Company's board of directors resolved to grant employees of the Company (who are not office holders or directors) and a non-profit organization for the employees a total amount of 2,923,476 options at an exercise price of NIS 15.66 and 1,014,517 RSUs. The grant will be carried out after the fulfilment of all approvals and procedures required by law. The options and RSUs granted to the employees will be vested in four equal installments on each of the first, second, third and fourth anniversary of the date of grant and the RSUs granted to the non-profit organization will be vested in two equal installments on each of the first and second anniversary of the date of grant. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second, third and fourth installments may be exercised with 12 months from their vesting. For additional details see the Company's 2018 Annual Report under "- Item E. Share Ownership – Share Incentive Plan".

Early Repayment of Bank Loan

In April 2019, the Company made an early repayment of a loan under the Company's August 2015 loan agreement with an Israeli bank, provided to the Company in December 2016, in an outstanding principal amount of NIS 112 million (in addition to outstanding accumulated interest until date of repayment). The bank's loan from 2015 was one of the Company's more expensive and shorter duration debt and its early repayment will reduce the Company's leverage and save an accumulated amount of approximately NIS 9 million of interest expenses. For additional details regarding the Company's existing debentures and existing loan agreements, including the terms of the repaid bank's August 2015 loan and the bank's outstanding loan provided in March 2019 (according to the June 2017 loan agreement), see the Company's 2018 Annual Report under "Item 5B. Liquidity and Capital Resources – Debt Service – Public Debentures" and "-Other Credit Facilities".

Collaboration Agreement with Netflix

In May 2019, the Company announced a collaboration agreement with Netflix International B.V., the world’s leading internet entertainment provider, for the distribution of Netflix's services in Israel, including through direct access to the Netflix services from the Cellcom tv platform.

Change in Independent Auditors

In March 2019, Somekh Chaikin did not stand for re-election as the Company’s joint independent registered public accounting firm and Keselman & Keselman, a member of PricewaterhouseCoopers International Limited independent, was appointed by the Company's general meeting of shareholders, or the Meeting, as the independent auditor of the Company until the Company's next annual general meeting. For more information see the Company's proxy statement relating to the Meeting, filed on form 6-K dated February 14, 2019 and the Company's current report on Form 6-K dated April 1, 2019.

Changes in Directors and Management

In March 2019, Mr. Joseph Barnea and Ms. Ronit Baytel (external directors) and Mr. Shlomo Waxe (independent director) did not stand for reelection as directors and the Meeting appointed Mr. Gustavo Traiber (independent director), Ms. Varda Liberman and Mr. Shmuel Hauzer (external directors) as members of the board of directors of the Company. For more information see the Company's proxy statement relating to the Meeting, filed on form 6-K dated February 14, 2019 and the Company's current report on Form 6-K dated April 1, 2019. In May 2019, following Mr. Yaniv Gruenwald's resignation form his position as the Company's vice president of television and content in March 2019, the Company's board of directors has nominated Mr. Rafi Shauli as the Company's vice president of television and content, effective June 1, 2019.

Rafi Shauli has served as head of the Company's private customers marketing department in the marketing division from 2012. From 2008 to 2011, he served as director of products and business development in the marketing division of Yes and from 2011 to 2012 as director of products and business development in the marketing division of Bezeq. From 2005 to 2008, Mr. Shauli served as director of communications solutions for businesses in marketing department 013 Netvision. Mr. Shauli holds a B.A. in economics and statistics from the Hebrew university of Jerusalem.

Conference Call Details

The Company will be hosting a conference call regarding its results for the first quarter of 2019 on Tuesday, May 28, 2019 at 09:00 am ET, 06:00 am PT, 2:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642          UK Dial-in Number: 0 800 051 8913

Israel Dial-in Number: 03 918 0687          International Dial-in Number:  +972 3 918 0687

at: 09:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.853 million cellular subscribers (as at March 31, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure  and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2018.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.632 = US$ 1 as published by the Bank of Israel for March 31, 2019.

Voluntary change in accounting policy - In 2019, the management has updated the accounting policy as follows: revenues from long-term credit arrangements (for more than 12 monthly payments) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value over the credit period, is recorded from 2019 as other income (previously was recorded as interest income). The application of the change in the new accounting policy was applied retrospectively. Therefore, the change's influence of the first quarter of 2018 was an increase of other income in approximately NIS 7 million, and as a result, an increase of approximately NIS 7 million in adjusted EBITDA and on the other hand, a decrease of approximately NIS 7 million in financing income .

Use of non-IFRS financial measures

Adjusted EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans and gain (loss) due to sale of subsidiaries); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. Adjusted EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to Adjusted EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom given by 2017, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and its deposits, and from 2019, with the initial application of IFRS 16, lease payments are also deducted which are presented in financing activity. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

			Convenience
			translation
			into US dollar
	March 31,	March 31,	March 31,	December 31,
	2018	2019	2019	2018
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	593	1,031	284	1,202
Current investments, including derivatives	361	410	113	404
Trade receivables	1,276	1,176	324	1,152
Current tax assets	3	10	3	11
Other receivables	82	74	20	84
Inventory	69	85	23	94

Total current assets	2,384	2,786	767	2,947

Trade and other receivables	881	853	235	852
Property, plant and equipment, net	1,588	1,647	453	1,652
Intangible assets and others, net	1,271	1,305	359	1,298
Right-of-use assets, net and Investment property	-	771	212	-
Deferred tax assets	1	-	-	-

Total non- current assets	3,741	4,576	1,259	3,802

Total assets	6,125	7,362	2,026	6,749

Liabilities
Current maturities of debentures and of loans from financial institutions	565	618	170	620
Current maturities of lease liabilities	-	217	60	-
Trade payables and accrued expenses	674	744	205	696
Current tax liabilities	-	-	-	-
Provisions	94	108	29	105
Other payables, including derivatives	255	228	63	257

Total current liabilities	1,588	1,915	527	1,678

Long-term loans from financial institutions	462	400	110	334
Debentures	2,487	2,692	741	2,911
Long-term lease liabilities	-	560	154	-
Provisions	21	20	6	20
Other long-term liabilities	18	5	1	16
Liability for employee rights upon retirement, net	15	14	4	14
Deferred tax liabilities	120	95	26	99

Total non- current liabilities	3,123	3,786	1,042	3,394

Total liabilities	4,711	5,701	1,569	5,072

Equity attributable to owners of the Company
Share capital	1	1	-	1
Share premium	-	325	89	325
Receipts on account of share options	-	10	3	10
Retained earnings	1,409	1,323	364	1,339

Non-controlling interest	4	2	1	2

Total equity	1,414	1,661	457	1,677

Total liabilities and equity	6,125	7,362	2,026	6,749

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income (Unaudited)

			Convenience translation into US dollar Three- month period ended March 31,

	Three-month period ended March 31,			Year ended December 31,
	2018	2019	2019	2018
	NIS millions		US$ millions	NIS millions

Revenues	933	928	256	3,688
Cost of revenues	(665)	(695)	(191)	(2,661)

Gross profit	268	233	65	1,027

Selling and marketing expenses	(132)	(158)	(44)	(567)
General and administrative expenses	(91)	(71)	(20)	(360)
Other income, net	7 *	5	1	1 *

Operating profit	52	9	2	101

Financing income	4 *	18	5	19 *
Financing expenses	(44)	(45)	(12)	(190)
Financing expenses, net	(40)	(27)	(7)	(171)

Profit (loss) before taxes on income	12	(18)	(5)	(70)

Tax benefit (taxes on income)	(5)	2	1	6
Profit (loss) for the period	7	(16)	(4)	(64)
Attributable to:
Owners of the Company	7	(16)	(4)	(62)
Non-controlling interests	-	-	-	(2)
Profit (loss) for the period	7	(16)	(4)	(64)

Earnings (loss) per share
Basic earnings (loss) per share (in NIS)	0.08	(0.14)	(0.04)	(0.58)

Diluted earnings (loss) per share (in NIS)	0.08	(0.14)	(0.04)	(0.58)

Weighted-average number of shares used in the calculation of basic earnings (loss) per share (in shares)	101,044,557	116,196,729	116,196,729	107,499,543

Weighted-average number of shares used in the calculation of diluted earnings (loss) per share (in shares)	101,141,836	116,196,729	116,196,729	107,499,543

*Reclassified – Please see "Voluntary change in accounting policy" section in this press release.

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

			Convenience translation into US dollar Three- month period ended March 31,

	Three-month period ended March 31,			Year ended December 31,
	2018	2019	2019	2018
	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit (loss) for the period	7	(16)	(4)	(64)
Adjustments for:
Depreciation and amortization	133	214	59	584
Share based payments	2	-	-	2
Income tax expense (tax benefit)	5	(2)	(1)	(6)
Financing expenses, net	40 *	27	7	171 *

Changes in operating assets and liabilities:
Change in inventory	1	9	2.00	(24)
Change in trade receivables (including long-term amounts)	8 *	(16)	(4)	166 *
Change in other receivables (including long-term amounts)	9	13	4	(21)
Change in trade payables, accrued expenses and provisions	31	83	23	(26)
Change in other liabilities (including long-term amounts)	5	(5)	(1)	11
Payments for derivative hedging contracts, net	(2)	(1)	-	-
Income tax paid	(9)	(3)	(1)	(23)
Net cash from operating activities	230	303	84	770

Cash flows from investing activities
Acquisition of property, plant, and equipment	(99)	(127)	(35)	(356)
Additions to intangible assets and others	(47)	(57)	(16)	(237)
Change in current investments, net	(1)	2	1	(56)
Proceeds from sale of property, plant and equipment	-	-	-	1
Interest received	4	4	1	14
Recepits from other derivative contracts, net	-	1	-	3
Net cash used in investing activities	(143)	(177)	(49)	(631)

*Reclassified – Please see "Voluntary change in accounting policy" section in this press release.

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (Unaudited) (cont`d)

			Convenience translation into US dollar Three- month period ended March 31,

	Three-month period ended March 31,			Year ended December 31,
	2018	2019	2019	2018
	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	-	-	-	(15)
Payments for long-term loans from financial institutions	-	-	-	(78)
Receipt of long-term loans from financial institutions	-	150	41	-
Repayment of debentures	(362)	(308)	(85)	(556)
Proceeds from issuance of debentures, net of issuance costs	396	-	-	997
Dividend paid	-	-	-	-
Interest paid	(55)	(65)	(18)	(126)
Acquisition of non-controlling interests	-	-	-	(19)
Equity offering	-	-	-	275
Proceeds from exercise of share options	-	-	-	59
Lease payments	-	(74)	(20)	-

Net cash from (used in) financing activities	(21)	(297)	(82)	537

Changes in cash and cash equivalents	66	(171)	(47)	676

Cash and cash equivalents as at the beginning of the period	527	1,202	331	527
Effects of exchange rate changes on cash and cash equivalents	-	-	-	(1)

Cash and cash equivalents as at the end of the period	593	1,031	284	1,202

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

Adjusted EBITDA

The following is a reconciliation of net income to Adjusted EBITDA:

	Three-month period ended March 31,			Year ended December 31,
			Convenience translation into US dollar
	2018	2019	2019	2018
	NIS millions		US$ millions	NIS millions
Net income (loss)	7	(16)	(4)	(64)
Taxes on income (tax benefit)	5	(2)	(1)	(6)
Financing income	(4)	(18)	(5)	(19)
Financing expenses	44	45	12	190
Other income	-	1	1	-
Depreciation and amortization	133	214	59	584
Share based payments	2	-	-	2
Adjusted EBITDA	187	224	62	687

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended March 31,			Year ended December 31,
			Convenience translation into US dollar
	2018	2019	2019	2018
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities(*)	230	229	64	769
Cash flows from investing activities	(143)	(177)	(49)	(631)
Purchase (Sale) of tradable debentures and deposits (**)	(3)	(6)	(2)	43
Free cash flow	84	46	13	181

(*)  Including the effects of exchange rate fluctuations in cash and cash equivalents and as of January 1, 2019, the initial application of IFRS 16, including lease payments in a total amount of NIS 74 million.
(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2018	Q2-2018	Q3-2018	Q4-2018	Q1-2019	FY-2018

Cellular service revenues	437	434	443	416	404	1,730
Fixed-line service revenues	304	300	310	301	317	1,215

Cellular equipment revenues	193	157	146	159	158	655
Fixed-line equipment revenues	39	76	52	82	92	249

Consolidation adjustments	(40)	(40)	(41)	(40)	(43)	(161)
Total revenues	933	927	910	918	928	3,688

Cellular adjusted EBITDA	119	78	118	103	146	418
Fixed-line adjusted EBITDA	68	62	73	66	78	269
Total adjusted EBITDA	187	140	191	169	224	687

Operating profit (loss)	52	(5)	40	14	9	101
Financing expenses, net	40	43	37	51	27	171
Profit (loss) for the period	7	(37)	1	(35)	(16)	(64)

Free cash flow	84	56	34	7	46	181

Cellular subscribers at the end of period (in 000's)	2,822	2,809	2,825	2,851	2,853	2,851
Monthly cellular ARPU (in NIS)	51.8	51.8	52.5	49.0	47.2	51.3
Churn rate for cellular subscribers (%)	9.5%	12.6%	10.0%	11.1%	11.0%	43.2%

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2019

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.03.2019					As of 27.05.2019		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
F (4)(5)(6)**	20/03/12	714.802	214.441	221.601	2.372	223.973	232.282	214.441	223.218	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	835.669	779.577	3.857	783.434	845.279	835.669	843.089	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15* 28/03/16*	804.010	723.609	701.924	6.976	708.900	746.330	723.609	723.609	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	25/09/16	103.267	103.267	103.448	0.594	104.042	103.246	103.267	105.024	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	25/09/16 01/07/18* 10/12/18*	710.634	710.634	705.075	5.875	710.950	689.031	710.634	710.634	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
L(4)(5)**	24/01/18 10/12/18*	613.937	613.937	586.699	3.574	590.273	533.695	613.937	613.937	2.50%	05.01.23	05.01.28	January-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
Total		3,896.274	3,201.557	3,098.324	23.248	3,121.572	3,149.863	3,201.557	3,219.511

Comments:

(1) For a summary of the terms of the Company's outstanding debentures see the Company's 2018 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures". In the reporting period, the Company fulfilled all terms of the debentures and Indentures. Debentures financial covenants - as of March 31, 2019 the net leverage (net debt to Adjusted EBITDA*** excluding one-time events ratio- see definition in the reference above to the Company's 2018 Annual Report (The definition of Adjusted EBITDA is identical to the definition of EBITDA (which the Company used in previous periods)) was 3.14. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi-annual payments other than regarding Series L. (4) Regarding the debentures, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding the debentures - the Company has the right for early redemption under certain terms. (6) Regarding debenture Series F, in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. Series D and E debentures were fully repaid in July 2017 and in January 2017, respectively.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) As of March 31, 2019, debentures Series H, I, K and L are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.
(***) The definition of net leverage refers to Adjusted EBITDA for a period of 12 consecutive months. Accordingly, the net leverage ratio above includes the effects of the new standard IFRS 16 (applied by the Company as of January 1, 2019) only for the first quarter of 2019. For details of the effects of IFRS 16 on the Company's results see footnote 3 on page 1 of this press release and note 3 to the Company's financial statement for the period ended on Mach 31, 2019, included elsewhere in this report.

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2019 (cont`d)

Debentures Rating Details*

Series	Rating Company	Rating as of 31.03.2019 (1)	Rating as of 27.5.2019	Rating assigned upon issuance of the Series	Recent date of rating as of 27.05.2019	Additional ratings between original issuance and the recent date of rating as of 27.05.2019 (2)
Rating
F	S&P Maalot	A+	A+	AA	03/2019	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	03/2019	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019	A+ (2)
I	S&P Maalot	A+	A+	A+	03/2019	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019	A+ (2)
J	S&P Maalot	A+	A+	A+	03/2019	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019	A+ (2)
K	S&P Maalot	A+	A+	A+	03/2019	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019	A+ (2)
L	S&P Maalot	A+	A+	A+	03/2019	01/2018, 06/2018, 08/2018, 12/2018, 03/2019	A+ (2)

(1)	In March 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/stable" to an “ilA+/negative”.
(2)
In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating outlook from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017, January 2018, June 2018, August 2018 and December 2018, S&P Maalot affirmed the Company's rating of “ilA+/stable”. In March 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/stable" to an “ilA+/negative”. For details regarding the rating of the debentures see the S&P Maalot report dated March 19, 2019, included in the Company's Shelf offering Report filled in the Israeli Securities Authority website ('MAGNA") on March 19, 2019.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Aggregation of the information regarding the Company's Material Loans (1), in million NIS

Loan	Provision Date	Principal Amount as of 31.03.2019	Interest Rate (nominal)	Principal Repayment Dates (annual payments)		Interest Repayment Dates (semi-annual payments)	Linkage
				From	To
Loan from financial institution (2)(3)(4)(5)(6)	06/2016	150	4.60%	30.06.18	30.06.21	June-30 and December-31, commencing December 31, 2016 through June 30, 2021	Not linked
Loan from bank(2)(3)(4)(5)(6)(7)	12/2016	112	4.90%	30.06.18	30.06.22	June-30 and December 30, commencing June 30, 2017 through June 30, 2022	Not linked
Loan from financial institution(2)(3)(4)(5)(6)	06/2017	200	5.10%	30.06.19	30.06.22	June-30 and December-31, commencing December 31, 2017 through June 30, 2022	Not linked
Loan from bank(2)(3)(4)(5)(6)	03/2019	150	4.00%	30.03.21	30.03.24	March-31 and September-30, commencing September 30, 2019 through March 31, 2024	Not linked
Total		612

Comments:

(1) For a summary of the terms of the Company's loan agreements see the Company's 2018 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Credit Facilities" and the reference therein to "- Debt Service - Public Debentures". (2) In the reporting period, the Company fulfilled all terms of the loan agreements. (3) Loan agreements financial covenants - as of March 31, 2019 the net leverage (net debt to Adjusted EBITDA* excluding one-time events ratio- see definition in the reference above to the Company's 2018 Annual Report (The definition of Adjusted EBITDA is identical to the definition of EBITDA (which the Company used in previous periods)) was 3.14. (4) In the reporting period, no cause for early repayment occurred. (5) In the loan agreements, the Company undertook not to create any pledge on its assets, as long as the loans are not fully repaid, subject to certain exclusions. (6) According to the loan agreements the Company may prepay the loans, subject to a prepayment fee. (7) In April 2019, after the end of the reporting period, the Company made early repayment of the loan in an outstanding amount of NIS 112 million (in addition to outstanding accumulated interest until date of repayment).

(*) The definition of net leverage refers to Adjusted EBITDA for a period of 12 consecutive months. Accordingly, the net leverage ratio above includes the effects of the new standard IFRS 16 (applied by the Company as of January 1, 2019) only for the first quarter of 2019. For details of the effects of IFRS 16 on the Company's results see footnote 3 on page 1 of this press release and note 3 to the Company's financial statement for the period ended on March 31, 2019, included elsewhere in this report.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2019

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	335,506	80,399	-	-	-	96,896
Second year	114,056	80,399	-	-	-	81,123
Third year	167,700	218,579	-	-	-	72,420
Fourth year	167,700	310,629	-	-	-	60,603
Fifth year and on	377,068	1,354,054	-	-	-	109,880
Total	1,162,030	2,044,060	-	-	-	420,922

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	100,000	-	-	-	14,655
Second year	-	100,000	-	-	-	9,812
Third year	-	100,000	-	-	-	4,955
Fourth year	-	50,000	-	-	-	1,264
Fifth year and on	-	-	-	-	-	-
Total	-	350,000	-	-	-	30,686

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	28,000	-	-	-	4,800
Second year	-	28,000	-	-	-	3,430
Third year	-	28,000	-	-	-	2,056
Fourth year	-	28,000	-	-	-	684
Fifth year and on	-	-	-	-	-	-
Total	-	112,000	-	-	-	10,970

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2018 (cont`d)

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	335,506	292,399	-	-	-	119,093
Second year	114,056	217,899	-	-	-	96,926
Third year	167,700	356,079	-	-	-	81,876
Fourth year	167,700	398,129	-	-	-	64,867
Fifth year and on	377,068	1,391,554	-	-	-	111,382
Total	1,162,030	2,656,060	-	-	-	474,144

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.

g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other	Gross interest payments (without deduction of tax)
First year	-	2	-	-	-	144
Second year	-	2	-	-	-	144
Third year	3	578	-	-	-	134
Fourth year	3	618	-	-	-	113
Fifth year and on	16	2,920	-	-	-	223
Total	22	4,120	-	-	-	758

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at March 31, 2019 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at March 31, 2019

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

				Convenience
				translation
				into US dollar
				(Note 2D)
	March 31,	March 31,		March 31,		December 31,
	2018	2019	*	2019	*	2018
	NIS millions			US$ millions		NIS millions
	(Unaudited)			(Unaudited)		(Audited)

Assets
Cash and cash equivalents	593	1,031		284		1,202
Current investments, including derivatives	361	410		113		404
Trade receivables	1,276	1,176		324		1,152
Current tax assets	3	10		3		11
Other receivables	82	74		20		84
Inventory	69	85		23		94

Total current assets	2,384	2,786		767		2,947

Trade and other receivables	881	853		235		852
Property, plant and equipment, net	1,588	1,647		453		1,652
Intangible assets and others, net	1,271	1,305		359		1,298
Right-of-use assets, net and Investment property	-	771		212		-
Deferred tax assets	1	-		-		-

Total non- current assets	3,741	4,576		1,259		3,802

Total assets	6,125	7,362		2,026		6,749

Liabilities
Current maturities of debentures and of loans from financial institutions	565	618		170		620
Current maturities of lease liabilities	-	217		60		-
Trade payables and accrued expenses	674	744		205		696
Provisions	94	108		29		105
Other payables, including derivatives	255	228		63		257

Total current liabilities	1,588	1,915		527		1,678

Long-term loans from financial institutions	462	400		110		334
Debentures	2,487	2,692		741		2,911
Long-term lease liabilities	-	560		154		-
Provisions	21	20		6		20
Other long-term liabilities	18	5		1		16
Liability for employee rights upon retirement, net	15	14		4		14
Deferred tax liabilities	120	95		26		99

Total non- current liabilities	3,123	3,786		1,042		3,394

Total liabilities	4,711	5,701		1,569		5,072

Equity attributable to owners of the Company
Share capital	1	1		-		1
Share premium	-	325		89		325
Receipts on account of share options	-	10		3		10
Retained earnings	1,409	1,323		364		1,339

Non-controlling interest	4	2		1		2

Total equity	1,414	1,661		457		1,677

Total liabilities and equity	6,125	7,362		2,026		6,749

Date of approval of the condensed consolidated financial statements: May 27, 2019.

* See Note 3 regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2018	2019 *	2019 *	2018
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Revenues	933	928	256	3,688
Cost of revenues	(665)	(695)	(191)	(2,661)

Gross profit	268	233	65	1,027

Selling and marketing expenses	(132)	(158)	(44)	(567)
General and administrative expenses	(91)	(71)	(20)	(360)
Other income, net	7 **	5	1	1 **

Operating profit	52	9	2	101

Financing income	4 **	18	5	19 **
Financing expenses	(44)	(45)	(12)	(190)
Financing expenses, net	(40)	(27)	(7)	(171)

Profit (loss) before taxes on income	12	(18)	(5)	(70)

Tax benefit (taxes on income)	(5)	2	1	6
Profit (loss) for the period	7	(16)	(4)	(64)
Attributable to:
Owners of the Company	7	(16)	(4)	(62)
Non-controlling interests	-	-	-	(2)
Profit (loss) for the period	7	(16)	(4)	(64)

Earnings (loss) per share
Basic earnings (loss) per share (in NIS)	0.08	(0.14)	(0.04)	(0.58)

Diluted earnings (loss) per share (in NIS)	0.08	(0.14)	(0.04)	(0.58)

Weighted-average number of shares used in the calculation of basic earnings (loss) per share (in shares)	101,044,557	116,196,729	116,196,729	107,499,543

Weighted-average number of shares used in the calculation of diluted earnings (loss) per share (in shares)	101,141,836	116,196,729	116,196,729	107,499,543

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

** Reclassified – see Note 3 (B) regarding significant accounting policies.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience
			translation
			into US dollar
	Three- month period ended March 31,		(Note 2D)
			Three- month period ended March 31,	Year ended December 31,
	2018	2019 *	2019 *	2018
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Profit (loss) for the period	7	(16)	(4)	(64)
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	-	-	-	(1)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	(1)
Total other comprehensive loss for the period, net of tax	-	-	-	(1)
Total comprehensive income (loss) for the period	7	(16)	(4)	(65)
Total comprehensive income (loss) attributable to:
Owners of the Company	7	(16)	(4)	(63)
Non-controlling interests	-	-	-	(2)
Total comprehensive income (loss) for the period	7	(16)	(4)	(65)

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company					Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Share premium	Receipts on account of share options	Retained earnings*	Total
	NIS millions							US$ millions
For the three-month period ended March 31, 2019 (Unaudited)

Balance as of January 1, 2019 (Audited)	1	325	10	1,339	1,675	2	1,677	461
Comprehensive loss for the period, net of tax	-	-	-	(16)	(16)	-	(16)	(4)

Balance as of March 31, 2019 (Unaudited)	1	325	10	1,323	1,659	2	1,661	457

	Attributable to owners of the Company			Non-controlling interests	Total equity
	Share capital	Retained earnings	Total
	NIS millions
For the three-month period ended March 31, 2018 (Unaudited)

Balance as of January 1, 2018
(Audited)	1	1,436	1,437	4	1,441
Effect of initial application of IFRS 9	-	(36)	(36)	-	(36)
Balance as of January 1, 2018 after initial application	1	1,400	1,401	4	1,405
Comprehensive income for the period
Profit for the period	-	7	7	-	7
Transactions with owners, recognized directly in equity
Share based payments	-	2	2	-	2
Balance as of March 31, 2018 (Unaudited)	1	1,409	1,410	4	1,414

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company					Non-controlling interests	Total equity
	Share capital	Share premium	Receipts on account of share options	Retained earnings	Total
	NIS millions
For the year ended December 31, 2017 (Audited)
Balance as of January 1, 2018	1	-	-	1,436	1,437	4	1,441
Effect of initial application of IFRS 9	-	-	-	(36)	(36)	-	(36)
Balance as of January 1, 2018 after initial application	1	-	-	1,400	1,401	4	1,405
Comprehensive loss for the year
Loss for the year	-	-	-	(62)	(62)	(2)	(64)
Other comprehensive loss for the year, net of tax	-	-	-	(1)	(1)	-	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	-	2	2	-	2
Equity offering	-	259	17	-	276	-	276
Exercise of share options	-	66	(7)	-	59	-	59

Balance as of December 31, 2018	1	325	10	1,339	1,675	2	1,677

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,

	2018	2019*	2019*	2018
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit (loss) for the period	7	(16)	(4)	(64)
Adjustments for:
Depreciation and amortization	133	214	59	584
Share based payments	2	-	-	2
Income tax expense (tax benefit)	5	(2)	(1)	(6)
Financing expenses, net	40 **	27	7	171 **

Changes in operating assets and liabilities:
Change in inventory	1	9	2	(24)
Change in trade receivables (including long-term amounts)	8 **	(16)	(4)	166 **
Change in other receivables (including long-term amounts)	9	13	4	(21)
Change in trade payables, accrued expenses and provisions	31	83	23	(26)
Change in other liabilities (including long-term amounts)	5	(5)	(1)	11
Payments for derivative hedging contracts, net	(2)	(1)	-	-
Income tax paid	(9)	(3)	(1)	(23)
Net cash from operating activities	230	303	84	770

Cash flows from investing activities
Acquisition of property, plant, and equipment	(99)	(127)	(35)	(356)
Additions to intangible assets and others	(47)	(57)	(16)	(237)
Change in current investments, net	(1)	2	1	(56)
Proceeds from sale of property, plant and equipment	-	-	-	1
Interest received	4	4	1	14
Recepits from other derivative contracts, net	-	1	-	3
Net cash used in investing activities	(143)	(177)	(49)	(631)

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

** Reclassified – see Note 3 (B) regarding significant accounting policies.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2018	2019*	2019*	2018
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	-	-	-	(15)
Payments for long-term loans from financial institutions	-	-	-	(78)
Receipt of long-term loans from financial institutions	-	150	41	-
Repayment of debentures	(362)	(308)	(85)	(556)
Proceeds from issuance of debentures, net of issuance costs	396	-	-	997
Interest paid	(55)	(65)	(18)	(126)
Acquisition of non-controlling interests	-	-	-	(19)
Equity offering	-	-	-	275
Proceeds from exercise of share options	-	-	-	59
Lease payments	-	(74)	(20)	-

Net cash from (used in) financing activities	(21)	(297)	(82)	537

Changes in cash and cash equivalents	66	(171)	(47)	676

Cash and cash equivalents as at the beginning of the period	527	1,202	331	527

Effects of exchange rate changes on cash and cash equivalents	-	-	-	(1)

Cash and cash equivalents as at the end of the period	593	1,031	284	1,202

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim statements of the Group as at March 31, 2019 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group’s holdings in included entities. The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services and transmission services. The Company is controlled by Koor Industries Ltd. (directly and indirectly and through agreements with other shareholders of the Company), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"), which is controlled by companies controlled by Mr. Eduardo Elsztain. The Company's shares are traded on the Tel Aviv Stock Exchange (TASE) and on the New York Stock Exchange (NYSE).

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2018 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 27, 2019.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, Investment property is measured at fair value.  deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the three month period ended March 31, 2019, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2019 (NIS 3.632 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of March 31, 2019	3.632	223.34
As of March 31, 2018	3.514	220.68
As of December 31, 2018	3.748	224.00

Increase (decrease) during the period:

Three months ended March 31, 2019	(3.09)%	(0.29)%
Three months ended March 31, 2018	1.36%	(0.30)%
Year ended December 31, 2018	8.10%	1.20%

               *According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the change made in the accounting policies used in the condensed consolidated interim financial statement and its effect:

A.	Application of a new standard effective January 1, 2019

IFRS 16, Leases

As from January 1, 2019 (hereinafter: “the date of initial application”) the Group applies International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), which replaced International Accounting Standard 17, Leases (hereinafter: "IAS 17" or "the previous standard").

The main effect of the standard’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. Until the date of application, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36 and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented as part of expenses in the statement of income, are capitalized to assets and written down as depreciation and amortization expenses.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Application of a new standard effective January 1, 2019 (cont'd)

IFRS 16, Leases (cont'd)

The Group elected to apply the standard using the cumulative effect approach, in which the Group recognized a lease liability at the initial implementation date according to the present value of the remaining future lease payments capitalized at the incremental borrowing rate of the lessee at that date, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that recognized as an asset or liability before the date of initial implementation. Therefore, application of the standard did not have an effect on the balance of retained earnings at the date of initial application.

Furthermore, as part of the initial application of the standard, the Group has chosen to apply the following expedients:

(1)	retain the definition and/or assessment of whether an arrangement is a lease in accordance with current guidance with respect to agreements that exist at the date of initial implementation;
(2)	apply a single discount rate to a portfolio of leases with reasonably similar characteristics;
(3)	exclude initial direct costs from measurement of the right-of-use asset at the date of initial application;
(4)	use hindsight when determining the lease term if the contract includes an extension or termination option;
(5)	assess whether a contract is onerous in accordance with IAS 37 immediately before the date of initial implementation instead of assessing impairment of right-of-use assets.

In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2019. The weighted average discount rate used to measure the lease liability was 3.0%.

The difference between the Group's contractual commitments in respect of the minimum contractual lease fees in the amount of NIS 741 million as reported in Note 29 "Operating Leases" in the annual financial statements to the lease liabilities recognized as of the initial implementation date of the Standard in the amount of NIS 830 million is mainly due to extension options of the lease period which are not included in the report in Note 29 to the annual financial statements.

Impact of the application of IFRS 16 in the reporting period

As a result of applying IFRS 16, in relation to the leases that were classified as operating leases according to IAS 17, the Group recognized right-of-use assets, net and Investment property as at March 31, 2019 in the amount of NIS 771 million and lease liabilities as at March 31, 2019 in the amount of NIS 777 million.

Furthermore, instead of recognizing lease expenses in relation to those leases, during the three month period ended March 31, 2019 the Group recognized additional depreciation expenses in the amount of NIS 62 million, and additional financing expenses in the amount of NIS 5 million. For the impact of applying IFRS 16 on the Adjusted EBITDA, please see note 4, regarding Operating Segments.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Application of a new standard effective January 1, 2019 (cont'd)

IFRS 16, Leases (cont'd)

Presented hereunder are the main changes in accounting policies following the application of IFRS 16 as from January 1, 2019:

(1)           Determining whether an arrangement contains a lease

On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

(a)          The right to obtain substantially all the economic benefits from use of the identified asset; and

(b)          The right to direct the identified asset’s use.

For cell sites and switching stations lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

For office buildings, warehouses, service centers, retail stores and motor vehicles lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to separate the components and account the lease component separately.

(2)           Leased assets and lease liabilities

Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments, and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments.

Since the interest rate implicit in the Group's leases is not readily determinable, the incremental borrowing rate of the lessee is used.

Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

(3)           The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

(4)           Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

—          Cell sites and switching stations                                                          4 years
—          Office buildings, warehouses, service centers and retail stores      3 years
—          Motor vehicles                                                                                        2 years

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Application of a new standard effective January 1, 2019 (cont'd)

                IFRS 16, Leases (cont'd)

(5)           Subleases

In leases in which the Group subleases the underlying asset, the Group examines whether the sublease is a finance lease or operating lease with respect to the right-of-use received from the head lease. The Group examined the subleases existing on the date of initial application based on the remaining contractual terms at that date.

(6)          Investment property

The Group presents investment property at the fair value model.

Investment property is property (land or building – or part of a building – or both) held (by the owner or by the lessee under a finance lease) either to earn rental income or for capital appreciation or for both, but not for:

1.   Use in the production or supply of goods or services or for administrative purposes; or

2.   Sale in the ordinary course of business.

Some of the rental properties that are leased by the Group under an operating lease are classified and treated as investment property.

Investment property is initially measured at cost including capitalized borrowing costs. Cost includes expenditure that is directly attributable to the acquisition of the investment property.

In subsequent periods the investment property is measured at fair value with any changes therein recognized in profit or loss.

Any gain or loss on disposal of an investment property (calculated as the difference between the net proceeds from disposal and the carrying amount of the item at the last financial reporting date) is recognized in profit or loss under other income or other expenses, as relevant.

The table below presents the effects of the items affected by the initial application on the statement of financial position as at January 1, 2019:

	According to lAS 17	The change	According to IFRS 16
	(Audited)	(Unaudited)	(Unaudited)
	NIS millions
Trade and other receivables (including long-term ammmts)	2,088	2	2,090
Right-of-use assets and Investment property	-	826	826
Lease liabilities	-	830	830
Trade payables and accrued expenses	696	(2)	694

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

B.         Voluntary change in accounting policy

During the three month period ended March 31, 2019, management has updated the accounting policy about the effect of long-term credit arrangements, on the financial performance of the Group as follows:

New accounting policy
Revenues from long-term credit arrangements (more than 12 monthly payments) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as other income over the credit period.

Previous accounting policy
Revenues from long-term credit arrangements (more than 12 monthly payments) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

The voluntary change in accounting policy is intended to provide shareholders with a better expression of its business activities, to enhance the comparability of its financial statements to its peers and to prepare the consolidated financial statements in a more reliable and more relevant way.

The application of the change in the accounting policy was apply retrospectively. Retrospective application is applied a new accounting policy to transactions as if that policy had always been applied.

The effect of this change on the condensed consolidated interim financial statements in previous periods is as follows:

	Three-month period ended March 31, 2018	Year ended December 31, 2018
	NIS millions	NIS millions
	(Unaudited)	(Audited)

Increase in other income	7	27
decrease in financing income	(7)	(27)

Note 4 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

—	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

	Three-month period ended March 31, 2019*
	NIS millions
	(Unudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the period

External revenues	558	370	-	928
Inter-segment revenues	4	39	(43)	-
Adjusted segment EBITDA According to IAS 17***	90	71			161
Impact of IFRS 16	56	7			63
Adjusted segment EBITDA According to IFRS 16***	146	78			224

Depreciation and amortization					(214)
Tax benefit					2
Financing income					18
Financing expenses					(45)
Other expenses					(1)

Loss for the period					(16)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended March 31, 2018
	NIS millions
	(Unudited)
	Cellular		Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to profit for the period

External revenues	626		307	-	933
Inter-segment revenues	4		36	(40)	-
Adjusted segment EBITDA***	119	**	68			187

Depreciation and amortization						(133)
Taxes on income						(5)
Financing income						4 **
Financing expenses						(44)
Share based payments						(2)

Profit for the period						7

	Year ended December 31, 2018
	NIS millions
	(Audited)
	Cellular		Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Adjusted segment EBITDA to loss for the year

External revenues	2,371		1,317	-	3,688
Inter-segment revenues	14		147	(161)	-

Adjusted segment EBITDA***	418	**	269			687

Depreciation and amortization						(584)
Tax benefit						6
Financing income						19 **
Financing expenses						(190)
Share based payments						(2)

Loss for the year						(64)

* See Note 3 (A) regarding initial application of IFRS 16, Leases.

** Reclassified – see Note 3 (B) regarding significant accounting policies.

*** Adjusted segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees, and gain (loss) due to sale of subsidiaries), depreciation and amortization and share based payments, as a measure of operating profit. Adjusted Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Debentures and Long-term Loans from Financial Institutions

According to a deferred loan agreement entered by the Company with an Israeli bank in June 2017 (for additional details, see Note 17 to the annual financial statements, regarding long-term loans from financial institutions), in March 2019, the loan in a principal amount of NIS 150 million was provided to the Company. The loan is with no linkage and bears an annual fixed interest of 4%. The loan's principal amount will be payable in four equal annual payments on March 31 of each of the years 2021 through and including 2024 and the interest will be payable in ten semi-annual installments on March 31 and September 30 of each calendar year commencing September 30, 2019 through and including March 31, 2024.

In April 2019, after the end of the reporting period, the Company made an early repayment of a loan under the Company's August 2015 loan agreement with the said Israeli bank stated above, provided to the Company in December 2016, in an outstanding amount of NIS 112 million (in addition to outstanding accumulated interest until date of repayment).

Note 6 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	March 31,				December 31,
	2018		2019		2018
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(2,998)	(3,267)	(3,122)	(3,150)	(3,466)	(3,585	)*
Long-term loans from financial institutions including current maturities and accrued interest	(546)	(586)	(618)	(626)	(462)	(479)

* The fair value as of December 31, 2018, includes principal and interest in a total sum of approximately NIS 373 million, paid in January 2019.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

	March 31, 2019
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	407	-	-	407
Derivatives	-	3	-	3
Total assets	407	3	-	410
Financial liabilities at fair value
Derivatives	-	(1)	-	(1)
Total liabilities	-	(1)	-	(1)

	March 31, 2018
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	356	-	-	356
Derivatives	-	5	-	5
Total assets	356	5	-	361
Financial liabilities at fair value
Derivatives	-	(16)	-	(16)
Total liabilities	-	(16)	-	(16)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	398	-	-	398
Derivatives	-	6	-	6
Total assets	398	6	-	404
Financial liabilities at fair value
Derivatives	-	(1)	-	(1)
Total liabilities	-	(1)	-	(1)

During the reporting period, there have been no transfers between Levels 1 and 2.

(3)	Valuation methods to determine fair value

Foreign currency options - fair value is measured based on the Black-Scholes formula.

Forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Note 7 - Revenues

Composition

	Three months ended March 31,		Year ended December 31,
	2018	2019	2018
	(Unaudited)		(Audited)
	NIS millions

Revenues from equipment	232	250	904

Revenues from services:
Cellular services	400	372	1,581
Land-line communications services	267	277	1,068
Other services	34	29	135
Total revenues from services	701	678	2,784
Total revenues	933	928	3,688

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Share-Based Payments

In May 2019, after the end of the reporting period, the Company's Board of Directors resolved to grant employees of the Company (who are not office holders or directors) and a non-profit organization for the employees a total amount of 2,923,476 options at an exercise price of NIS 15.66 and 1,014,517 RSUs. The grant will be carried out after the fulfilment of to all approvals and procedures required by law.

The options and RSUs granted to the employees will be vested in four equal installments on each of the first, second, third and fourth anniversary of the date of grant and the RSUs granted to the non-profit organization will be vested in two equal installments on each of the first and second anniversary of the date of grant. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second, third and fourth installments may be exercised with 12 month from their vesting.

The fair value of share options granted was calculated at an estimated average of NIS 3.542 per option. The assumptions upon which the fair value has been calculated: risk free interest rate - 1.0%, expected weighted average life - 2.75 years and expected volatility - 37.1%.

Note 9 - Impairment testing for cash-generating unit containing goodwill

As of December 31, 2018 the recoverable amount of the Fixed-line segment exceeded its carrying amount by approximately NIS 96 million, and therefore, no goodwill was determined to be impaired. During the first quarter of 2019 the Company reaffirmed that no significant events or circumstances occurred that contradict the assumptions and data used in the annual impairment test performed in the fourth quarter of 2018.

Determining the fair value of cash generating units requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. The Company will continue to monitor the fair value of its cash generating units to determine whether events and changes in circumstances such as deterioration in the business climate or operating results, continuous decline in the share price, changes in management’s business strategy or downward adjustments to the Company’ cash flows projections, warrant further interim impairment testing.

Note 10 - Commitments

In May 2019, after the end of the reporting period, the Company, the employees' representatives and the Histadrut, the union representing the Company's employees, entered a collective employment agreement ("New Agreement"), amending its collective employment agreement (for the years 2018-2020) entered in 2018 (the: "2018 Agreement"), under which: salary increase for 2019 will be annulled; the salary increase for 2020 will be postponed for at least 15 months and until a certain condition is met; the employees' welfare budget will be reduced; and the Company will grant entitled employees options and RSUs and RSUs to a non-profit organization for the employees, subject to all approvals and procedures required law. The New Agreement further includes certain arrangements relating to the Company and employees' representatives relations and also includes the termination of the previously announced labor dispute.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk and, consequently, a revision of the amount of the provision. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of March 31, 2019 in respect of all lawsuits against the Group amounts to approximately NIS 63 million. There can be no guarantee that the actual costs of the lawsuits will not be more than the provision.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, three purported class actions (which were reported as dismissed in Note 31(A) to the annual financial statements) were concluded an amount of approximately NIS 187 million.

In December 2017, the District Court approved a lawsuit filed against the Company in May 2015, relating to an allegation that the Company unlawfully charged some of its subscribers for call details reports as a class action. In January 2019, the Supreme Court expanded the approval relating to an allegation for unlawfully charging additional subscribers for call detail report. The total amount claimed was not quantified by the plaintiffs.

After the end of the reporting period, three purported class actions were filed against the Group: a purported class action against the Group in a total amount estimated by the plaintiffs to be approximately NIS 10 million, a purported class action against the Group in which the amount claimed has not been quantified and a purported class action against the Group and other defendants together in which the amount claimed estimated at least tens of millions against all defendants. At this early stage, it is not possible to assess their chances of success.

After the end of the reporting period, a purported class action against the Group in a total amount estimated by the plaintiffs to be approximately NIS 43 million, and a purported class action against the Group in which the amount claimed has not been quantified, were concluded.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 28, 2019	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary